[Letterhead of Imaging Diagnostic Systems, Inc.]

November 4, 2008

Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington D.C. 20549-0306
Attention:  Mr. Tom Jones

Re:	Imaging Diagnostic Systems, Inc.
Preliminary Proxy Statement on Schedule 14A
File No. 0-26028

Dear Mr. Jones:

Imaging Diagnostic Systems, Inc. (the "Company"), is responsible for the adequacy and accuracy of the disclosure in the filing.  The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  The Company further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

IMAGING DIAGNOSTIC SYSTEMS, INC.

/s/ Linda B. Grable

Linda B. Grable
Chief Executive Officer